TV Channels Network Inc.

Fair Market Value as of June 30, 2025

BUSINESS VALUATION REPORT

This business valuation report is based on factual information.  It is necessary for the business appraiser to determine the proper amount of information necessary to completely perform the valuation engagement.  Assumptions and limiting conditions are provided in Appendix A.

The specific valuation methods used in the determination of value were based upon the performance of investigative procedures that we considered necessary under the circumstances.  These procedures include discussions with Company management regarding the history of the business, as well as detailed discussions of the Company’s recent financial performance and operations; its expected future performance; and other factors we considered relevant.

Both internal and external factors influencing the value of the Company were reviewed, analyzed, and interpreted.  Internal factors included the Company’s financial position, results of operations, and the size and marketability of the interest being valued.  External factors included – among other things – the status of the industry and the position of the Company relative to the industry.  The business appraiser must obtain sufficient data about the Company’s industry and economic environment, as well as Company specific data to make a determination of value.

Stanton Park Advisors has relied on the Company’s financial statements as being accurate and a fair representation of the financial status and operations of the Company.  We have not applied any independent investigative procedures to assure their accuracy.  Rather, we have relied upon management’s representation that this financial information, as well as other information and documentation, provided to us by them or their agents is true and correct to the best of their knowledge and belief.  The Company has further assured us that all issues related to litigation, government regulatory requirements, environmental hazards, and other related matters that may impact the value of the Company have been disclosed to Stanton Park Advisors.

A business valuation is neither a legal nor a tax opinion.  Its purpose is to estimate the fair market value within the meaning of the defined Standard of Value.  Stanton Park Advisors assumes no responsibility whatsoever for legal or tax matters relative to its findings.  Values are stated without reference to legal or tax claims unless so noted.  The Company’s compliance with all applicable federal, state, and local laws and regulations is assumed in reliance on management’s representation.  The valuation engagement and the resulting report should not be relied upon to disclose errors, irregularities, or illegal acts, including fraud or defalcations.

Jon Taylor, Managing Partner

Stanton Park Advisors LLC

(781) 228-3523

jon@stantonparkllc.com

June 30, 2025

Mr. Darryl Payne

Chief Executive Officer

7582 Las Vegas Blvd. South

TV Channels Network Inc.

Las Vegas, Nevada 89123

Description of the Assignment

Stanton Park Advisors has been engaged to estimate the fair market value of TV Channels Network Inc.’s intellectual property assets (hereinafter, the “IP”) as of June 30, 2025.  It is our understanding that this valuation is being conducted for management planning purposes.

Fair market value is defined as the cash or cash equivalent price at which property would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Description of the Company

TV Channels Network Inc. (the “ Company” or “TVCN”) holds the rights to a diverse media and content licensing portfolio comprising, but not limited to, the following intellectual property assets: (1) Major Artists’ Concert Listings, (2) 26 episodes of the CBS television series The Judy Garland Show, (3) Legends of Classic Soul, and (4) World Class Pro Wrestling (collectively referred to as the “IP”).

Valuation Methods and Conclusion

In developing a value for the Company, we considered various approaches and methods of valuation and the appropriateness of each for this assignment.

Based on the information contained in the detailed narrative report that follows, it is our opinion that the fair market value of the IP as of June 30, 2025 is $68,700,000 (rounded) on a 100% equity value basis.

This valuation is subject to the assumptions and limiting conditions presented in Appendix A.

Sincerely,

/s/ Jon Taylor

Jon Taylor

Managing Partner

Stanton Park Advisors LLC

Table of Contents

	Company Overview	5
I.	Financial Statements	6
	Income Statement	6
	Balance Sheet	7
II.	Valuation Summary	8
	Valuation Methods	8
	Statement of Value	12
III.	Industry Background	13
	Industry Overview	13
	Industry Cost Structure	14
	National Economic Review	16
IV.	Appendix A – Discount for Lack of Control	18
V.	Appendix B – Discount for Lack of Marketability	19
VI.	Appendix C – Nonvoting Discount	20
VII.	Appendix D – Statement of General Assumptions and Limiting Conditions	21
VIII.	Appendix E - Statement of Certification	22
IX.	Appendix F – Curriculum Vitae of Valuator	23
X.	Appendix G - Principal Sources of Information	24

COMPANY OVERVIEW

TVCN is a Nevada-based music and entertainment technology company focused on delivering streaming services to subscribers. The Company plans to offer 100 live linear concert channels, video-on-demand (VOD), and a variety of live TV channels through an AVOD (Advertising Video on Demand) and TVOD (Transactional Video on Demand) platform.

The Company aims to become a leading entertainment content provider by building a diversified media conglomerate with multiple revenue streams. The Company believes that its broad-based entertainment strategy will enable it to generate positive returns. With a strong portfolio of high-quality live concert content already secured, TVCN is well-positioned to pursue future growth for the benefit of its partners and investors.

On June 3, 2025, the Company filed Amendment No. 3 to its Form S-1 Registration Statement with the U.S. Securities and Exchange Commission. This filing is part of the Company’s effort to register securities under the Securities Act of 1933 in preparation for a potential public offering.

Currently, the Company is in the development stage and has not yet generated any revenue. According to disclosures in the Form S-1, the Company’s auditors have expressed substantial doubt regarding its ability to continue as a going concern.

The Company holds the rights to a diverse media and content licensing portfolio comprising, but not limited to, the following intellectual property assets: (1) Major Artists’ Concert Listings, (2) 26 episodes of the CBS television series The Judy Garland Show, (3) Legends of Classic Soul, and (4) World Class Pro Wrestling.

HISTORICAL FINANCIAL STATEMENTS

The following financial statements are taken from the Company’s Form S-1 Registration Statement.

Assets	December 31, 2023	December 31, 2024
Cash and equivalents	$374	$266
Operating lease, right of use assets	244,837	194,567
Deposits	5,550	5,550
Total Assets	$250,761	$200,383

Liabilities
Accounts payable	$27,386	$164,390
Operating lease liability – current portion	50,240	56,446
Operating lease liability	208,692	152,246
Total liabilities	$286,318	$374,082

Income Statement Data	December 31, 2023	December 31, 2024
Net revenue	$-	$-
Total operating expenses	73,132	138,812
Loss from operations	(73,132)	$(138,812)
Total other expenses	500	$-
Net loss	$(73,632)	$(138,812)

II.VALUATION APPROACHES AND METHODOLOGIES

In preparing this valuation, we reviewed the history, financial condition and operating results of the Company.  We also studied the competitive environment, industry outlook, economic climate, and the risks applicable to equity investments in the industry. Prior to arriving at a valuation conclusion, we must consider the earning generating capacity of the Company because this reflects the future economic benefits that flow to the owners of the common shares.

VALUATION METHODS

There are generally three acceptable methods for valuing a company – the market approach, the income approach and the asset-based approach. The asset-based approach to valuation is normally only used when the subject company does not appear to be able to continue operations as a going-concern or when the company is expected to be liquidated.  This approach is very complex and time consuming due to the fact that it requires an appraisal of all assets and liabilities, tangible and intangible, of the business using the defined standard of value.  Therefore, it is not used normally in conjunction with the appraisal of an operating business that is anticipated to carry on as a going concern.  In our valuation of the IP, we primarily used the income approach.

The Income Approach

The income approach determines the value of a business by capitalizing its expected future earnings. This approach views the entire business as an income-producing investment and applies standard investment criteria. The basic premise of this approach is that the price a willing buyer would pay is based on the economic benefits of ownership that are available to the buyer, namely, the earnings which the business generates. Two basic methods used to determine value under the income approach are (i) capitalization of cash flow, and (ii) the discounted cash flow.

Discounted Cash Flow Method

The discounted cash flow method involves a year-by-year forecast of expected future cash flows. The value of the business is determined by computing the present value of (i) forecasted cash flows over an interim period (the “PV of cash flows”); and (ii) forecasted value of the business at the end of that period (the “PV of terminal value”). A discount rate is selected which is commensurate with the risk involved. The discounted cash flow method is used when the future income stream is expected to differ substantially from recent or current operating results.

Cost of Equity

We relied on the Capital Asset Pricing Model (CAPM) to develop the cost of equity using the 2022 Valuation Handbook (“Duff & Phelps”).  CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market.  As a result, the relevant value of a business should theoretically be subject to the same economic forces and relationships that determine the values of other investment assets.  Essentially, CAPM calculates the required or expected rate of return of a particular asset through a risk-free rate, a risk premium based on the associated risk of the asset, and a beta based on comparable public companies, which measure the volatility of the asset relative to the overall market.  The CAPM formula is as follows:

Return on Asset = Risk-Free Rate + Beta (Return on Market – Risk-Free Rate)

We calculated the Company’s Cost of Equity using the following components:

1.A Risk-Free Rate we consider to be the Kroll normalized risk-free rate for which we used Duff & Phelps’ normalized rate of 4.88%1.

2.A Beta of 1.082.

3.A premium for risk, which includes:

a.An Equity Risk Premium (“ERP”) of 5.00%3.

b.A Company Size Risk Premium of 10.57%

c.A Company Specific Premium of 15.00%

The above calculation results in a Cost of Equity of 36.00% (see table below).

1 Duff & Phelps

2 Duff & Phelps

3 Duff & Phelps

III.PROJECTED INCOME STATEMENT

Stanton Park Capital
TV Channels Network Inc.
Income Statement
($ USD as stated)

FYE December 31:	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Revenue					
Licensing to Broadcast TV Networks	4,400,000	4,400,000	4,400,000	4,400,000	4,400,000
Major Artist - Audio Streaming	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Major Artists' Concert Listing	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
TVCN Platform Ad Insertion and TV Commercial	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
FAST CHANNELS Live Concerts on TVCN Platform	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Wrestling entertainment shows	2,040,000	2,040,000	2,040,000	2,040,000	2,040,000
The Legends of Classic Soul library	2,200,000	2,200,000	2,200,000	2,200,000	2,200,000
Clip Licensing	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Hologram of recorded artists	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
DVD & Blu-Ray retail sales	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
TVCN Platform Streaming Videos - Judy Garland and others	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Revenue	**$41,140,000**	**$41,140,000**	**$41,140,000**	**$41,140,000**	**$41,140,000**
Future Year Attrition	0%	20%	20%	20%	20%
Net Revenue	**$41,140,000**	**$32,912,000**	**$32,912,000**	**$32,912,000**	**$32,912,000**
Operating Expenses (SG&A) @25%	(8,228,000)	(6,582,400)	(6,582,400)	(6,582,400)	(6,582,400)
Operating Income	**$32,912,000**	**$26,329,600**	**$26,329,600**	**$26,329,600**	**$26,329,600**
Margin %	*80.0%*	*80.0%*	*80.0%*	*80.0%*	*80.0%*
Income Taxes	(6,911,520)	(5,529,216)	(5,529,216)	(5,529,216)	(5,529,216)
Effective Tax Rate %	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*
Net Income	**$26,000,480**	**$20,800,384**	**$20,800,384**	**$20,800,384**	**$20,800,384**
Margin %	*63.2%*	*63.2%*	*63.2%*	*63.2%*	*63.2%*

Stanton Park Capital
TV Channels Network Inc.
Income Statement
($ USD as stated)

FYE December 31:	Year 6	Year 7	Year 8	Year 9	Year 10
Revenue					
Licensing to Broadcast TV Networks	4,400,000	4,400,000	4,400,000	4,400,000	4,400,000
Major Artist - Audio Streaming	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Major Artists' Concert Listing	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
TVCN Platform Ad Insertion and TV Commercial	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
FAST CHANNELS Live Concerts on TVCN Platform	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Wrestling entertainment shows	2,040,000	2,040,000	2,040,000	2,040,000	2,040,000
The Legends of Classic Soul library	2,200,000	2,200,000	2,200,000	2,200,000	2,200,000
Clip Licensing	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Hologram of recorded artists	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
DVD & Blu-Ray retail sales	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
TVCN Platform Streaming Videos - Judy Garland and others	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Revenue	**$41,140,000**	**$41,140,000**	**$41,140,000**	**$41,140,000**	**$41,140,000**
Future Year Attrition	20%	20%	20%	20%	20%
Net Revenue	**$32,912,000**	**$32,912,000**	**$32,912,000**	**$32,912,000**	**$32,912,000**
Operating Expenses (SG&A) @25%	(6,582,400)	(6,582,400)	(6,582,400)	(6,582,400)	(6,582,400)
Operating Income	**$26,329,600**	**$26,329,600**	**$26,329,600**	**$26,329,600**	**$26,329,600**
Margin %	*80.0%*	*80.0%*	*80.0%*	*80.0%*	*80.0%*
Income Taxes	(5,529,216)	(5,529,216)	(5,529,216)	(5,529,216)	(5,529,216)
Effective Tax Rate %	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*
Net Income	**$20,800,384**	**$20,800,384**	**$20,800,384**	**$20,800,384**	**$20,800,384**
Margin %	*63.2%*	*63.2%*	*63.2%*	*63.2%*	*63.2%*

DISCOUNTED CASH FLOW METHOD

SUMMARY OF VALUE

It is our opinion that the fair market value of the Company as of June 30, 2025, is $68,700,000 (rounded) on a 100% equity value basis.

SAMPLE M&A TRANSACTIONS IN THE IDUSTURY

IV.INDUSTRY BACKGROUND

INDUSTRY OVERVIEW[4] - MEDIA STREAMING, SOCIAL NETWORK AND OTHER CONTENT PROVIDERS IN THE US

Description

Companies in this industry provide media streaming distribution services, operate social network sites, operate media broadcasting and cable television networks, and supply information, such as news reports, articles, pictures, and features, to the news media. Most products and services in this industry are offered through subscription-based platforms

Executive Summary

Media streaming, social networks and other content providers have faced challenges during the period as demand for airtime and advertising expenditures wavered. In addition, the number of cable TV subscriptions has fallen significantly, as increased subscription costs combined with better, cheaper alternatives have driven consumers to stream over traditional cable and TV. These hindrances have been offset by a boom in online video streaming and a surge in demand for media content. The online streaming boom has led to an industry-wide climb in revenue at a CAGR of 1.4% to $225.1 billion over the past five years, including an incline of 2.2% in 2025, when profit will reach 15.0%.

During this period, significant consolidation has occurred, especially among the top companies in the industry. Large traditional cable and TV providers have looked to expand into the streaming realm and have done this mainly by acquiring streaming platforms to integrate into their business. Disney acquired Fox and Hulu, expanding their presence in the streaming field. Around the same time, Viacom and CBS announced a massive merger to create Viacom CBS, making this new merger another massive player across the industry. Similarly, Discovery Inc. merged with AT&T’s Warner Media, which led to the emergence of their streaming service Max. Vigorous acquisition activity has led to an overall reduction in the number of enterprises operating in the industry. With more consumers choosing streaming over traditional cable, companies have been pressured to diversify their offerings. Disney’s bundling strategy with ESPN+ and Hulu and Paramount+’s significant subscriber uptick highlights the aggressive pursuit of market share. However, the emergence of ad-supported streaming services aimed at price-conscious consumers has introduced a new revenue stream that bridges the gap between advertisers and viewers.

While many providers are poised to intensify their shift into the rapidly growing field of media streaming, falling cable television subscriptions will continue to weigh down the industry. Providers will look to secure further growth by acquiring or merging with additional companies and continuing industry-wide consolidation trends. Overall, the foray into digital streaming is undoubtedly a bright spot for the industry and will continue to motivate industry growth. Technological innovations like AI-driven personalized recommendations and higher-quality content delivery will enhance user experience and targeted advertising, improving revenue streams. However, regulatory scrutiny, most notably from the FTC concerning data privacy and antitrust issues, could impact future mergers and content licensing strategies. The industry will also experience a shift towards hybrid models that blend live and on-demand streaming, meeting diverse consumer needs. Over the next five years, revenue is forecast to propel forward at a CAGR of 2.4% to $253.8 billion, with profit inching upward to 15.3% in 2030.

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INDUSTRY COST STRUCTURE[5] - MEDIA STREAMING, SOCIAL NETWORK AND OTHER CONTENT PROVIDERS IN THE US

Purchases grow as operators providers expand content offerings

•Many providers have looked to expand their content catalogs. As enterprises invest in bolstering their media content, costs for licensing, programming and overall purchases have grown. Streaming services, led by Netflix and Disney+, are pouring unprecedented funds into creating original content. For instance, Disney planned to spend up to $33 billion on new content in 2022, showing a steady yearly increase aimed at expanding their unique offerings.

•The movement towards streaming platforms and away from traditional cable providers in this industry has also intensified purchases throughout the period as companies seek new content to add to the suite of programs. The competition to secure exclusive streaming rights for popular franchises has surged. Amazon spent approximately $250 million just to acquire the rights to produce a “Lord of the Rings” series, exemplifying the lengths companies will go to attract subscribers.

•To offset these substantial investments, streaming services have incrementally raised subscription prices. For example, Netflix increased its standard plan price by about 25% over the past five years, passing costs directly to consumers.

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Profit inches forward

•In this industry, the high cost of acquiring customers greatly impacts profitability. Boosting subscriber numbers through strong marketing, diverse content and improved user experience drives revenue. Setting the right subscription pricing is key; balancing affordability with value attracts and retains subscribers, thereby maximizing profit.

•Acquiring rights to premium content can be expensive. Negotiating favorable deals with content creators and studios while ensuring a diverse and appealing content library is essential for managing costs and attracting subscribers. Original content production involves significant investment in talent, production and marketing. Cost-effective production processes, successful content strategies and hit shows can drive profitability.

•Minimizing subscriber churn (the rate at which subscribers cancel their subscriptions) is crucial for long-term profitability. Compelling content, personalized recommendations and superior user experience can reduce churn.

•Profit varies significantly within the industry due to the breadth of companies. Cable companies, streaming and TV broadcasters tend to drive a higher profit since their operations can reach economies of scale much better than other companies.

Wages remain high as competition grows

•Despite sluggish revenue growth, the need for skilled labor remains as cable and media streaming providers look to expand their content productions and break into more technical digital markets.

•As long as competition and technological expansion remain high, wages are poised to continue rising. The intense competition in the industry makes hiring talent knowledgeable in the latest technological offerings a point of differentiation among media streaming and content providers.

•This content arms race has notably escalated wages, with demand for experienced writers and directors driving a 22% wage gain in the entertainment sector from 2018 to 2023, according to the Bureau of Labor Statistics.

•Streaming services offer packages, often exceeding $500,000 per episode, for renowned showrunners to secure exclusive deals, contributing to inflated industry wage costs. Increased competition for limited creative resources has led to bidding wars, further driving up salaries.

Intense competition in streaming elevates marketing budgets

•The streaming market saw intense competition with the presence of Disney+, Max and Peacock, compelling incumbents like Netflix to strengthen marketing efforts to retain subscribers. Nielsen reported that by mid-2023, these platforms collectively spent over $6 billion on marketing, emphasizing original content to distinguish themselves in the crowded market.

•Services increasingly leverage advanced consumer data to deploy targeted marketing, refining personalized recommendations and ad spending on social media platforms like Instagram and TikTok, boosting user engagement and conversion rates.

Increased investment in original content drives up depreciation costs

•The industry’s content-driven strategy requires substantial investment in physical assets such as soundstages, cameras and other high-tech production equipment. These assets undergo faster depreciation due to wear and tear and rapid technological advances that render them obsolete quickly.

•As companies strive to continuously release new titles, the demand for state-of-the-art production facilities increases. As facilities and equipment age swiftly in this fast-paced environment, higher depreciation costs result, eating into the profit margins of these services.

•The focus on original content not only increases capital expenditure but also rates of asset depreciation. Disney reported a 12% climb in depreciation expenses in one quarter of 2023, reflecting the burden of maintaining technologically current production capabilities amid fierce content competition.

Intense competition deepens industry financial pressures

•According to a 2022 Variety report, there was a 34% increase in scripted TV series produced in the US between 2018 and 2022. This boom intensified competition for studio and post-production facilities, leading to a notable hike in rental costs across the industry.

•With platforms requiring high-end studios to support new technologies like augmented reality, The Hollywood Reporter noted a 20% hike in rental premiums for tech-ready spaces in 2022, reflecting demand for advanced production capabilities in the streaming industry.

Investment in content inflated utility expenses

•The surge in original content production demands higher data processing and storage capacity, significantly raising cloud service expenses. Streaming services like Netflix and Hulu invest heavily in distributed server networks to manage increased bandwidth needs, elevating overall utility costs.

•The shift to 4K and HDR content formats requires more robust infrastructure, increasing electricity consumption and cooling needs for data centers. The operational expenses driven by these utility costs contribute to periodic price adjustments in subscription fees for end-users.

Legal costs are significant for media streamers

•Media streamers are doubling down on content as a means to establish a competitive edge. These investments necessitate intricate licensing agreements, increasing legal expenses as companies navigate international distribution rights.

•The growth in subscriber data collection requires stringent legal oversight to comply with privacy laws such as CCPA, inflating legal consultation costs. As the industry has come under increasing scrutiny by the FCC, these costs have only grown to become more paramount.

INDUSTRY OVERVIEW[6] - MOVIE AND VIDEO PRODUCTION IN THE US

Description

Operators in this industry produce and distribute motion pictures and videos. This industry excludes third-party distributors and disc manufacturers and products produced for broadcast TV, such as TV shows and made-for-TV movies.

Executive Summary

The movie and video production industry is grappling with challenges and opportunities in a rapidly evolving landscape. COVID-19 pandemic and industry strikes rattled movie production. Production companies have benefited from a steady demand for entertainment but have been hindered by the expansion of online streaming service providers producing their own content. The prevalence of streaming platforms and digital distribution channels has disrupted traditional cinema, altering how audiences consume content. Since domestic box office sales have fallen, the industry’s business model has shifted to more dependent on blockbusters and foreign distribution. As a result, film studios prioritize legacy intellectual properties and diversify their distribution strategies to include digital platforms. Overall, revenue for the Movie and Video Production industry is estimated to have fallen at a CAGR of 14.0% to $38.8 billion through the end of 2025. While revenue for the year 2025 is expected to have risen 3.1%, overall, the industry has yet to recover from its plummet in 2020 and reach the revenue totals it achieved pre-pandemic.

Slow box office receipts amid this recovery have made the industry more risk-averse in recent years. Production companies have relied more on large-scale projects with wide appeal, especially those based on existing creative properties, such as sequels and reboots. Studios also place bigger bets on action movies, which fare best with domestic and foreign moviegoers. Still, this business strategy will make studios more vulnerable to profit losses in the future, given the fast-changing nature of consumer tastes. Major studios caught on to the rapidly expanding digital distribution market, with many investing in their own streaming platforms. Leading streaming services like Disney+, Netflix and Amazon Prime Video have rapidly expanded their libraries of original content, intensifying competition. As streaming platforms intensified competition, traditional studios saw their dominance challenged, prompting them to consolidate or forge partnerships to stay afloat. Meanwhile, state film and TV production tax incentives and credits have spurred

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localized production hubs in states like Georgia and New Mexico, creating robust, film industry-friendly environments outside Hollywood.

Over the next five years, movie and video producers will find growth opportunities in digital distribution and television licensing. The box office will return to growth as studios entice viewers with unique cinematic experiences not found on online streaming platforms. Streaming will remain dominant, with simultaneous and staggered releases across platforms becoming the norm. Increased disposable income and higher corporate expenditures will provide a financial boost, fostering more diverse and innovative projects. Revenue is poised to incline at a CAGR of 2.8% through the end of 2030 to reach an estimated $44.7 billion.

INDUSTRY COST STRUCTURE[7] - MOVIE AND VIDEO PRODUCTION IN THE US

Unionization has driven up wages, but producers get creative to circumvent high costs

•The industry employs a highly skilled workforce that commands top-tier wages and has a great deal of union influence, leading to contracts securing higher compensation and favorable working conditions. The high-profile WGA and SAG-AFTRA strikes in 2023 have left a lasting impression on enterprises to provide fair wages and terms.

•Digital innovations have alleviated some of the high wage expenses that previously burdened producers. Adopting virtual sets and computer-generated imagery reduces the time and labor needed for physical sets. Integrating digital tools and AI in special effects, editing and even scriptwriting reduces reliance on large crews. AI-driven editing and special effects streamline postproduction, cutting down man-hours.

•The growing gig economy facilitates hiring skilled freelancers globally at competitive rates, reducing the need for full-time staff and associated benefits. Freelancers offer studios flexibility and cost savings since they are paid per project or task, allowing companies to manage staffing expenses more closely and avoid benefits and long-term commitments. US companies also increasingly tap into cheaper global markets for post-production work, such as visual effects outsourcing to India or Eastern Europe. This

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practice reduces costs compared to higher domestic labor rates, shifting a bigger portion of the budget away from U.S. wages.

•Virtual production tools like LED volume stages and game engine software like Unreal Engine have significantly diminished the need for large physical sets and on-location shoots. This shift reduces the number of set designers, builders and transport personnel required. With virtual production, the cost and time associated with moving entire film crews to various locations are minimized, cutting down on expenses for travel, accommodation and associated staff wages.

Producers aim to minimize profit volatility

•The Movie and Video Production industry’s profit is inflated by media conglomerates that generate more than half of industry sales. Industry profitability is relatively low for many studios, especially smaller studios, due to the high financial risks associated with production. Profit is typically volatile because of the unpredictability of a film’s success, despite intensive efforts to forecast it for each product at each stage of release.

•Volatility isn’t just tied to the seasonality of film production but also to unforeseen circumstances that can exacerbate profit pressures. The COVID-19 pandemic crushed profit, as social distancing guidelines halted and postponed major projects, with U.S. box office revenue plummeting from $11.4 billion in 2019 to just $2.1 billion in 2020, as audiences favored the convenience of streaming new releases at home rather than returning to theaters. The twin strikes of the WGA and SAG-AFTRA, which combined lasted nearly seven months, further hindered profit in 2023.

•Streaming giants like Netflix, Amazon Prime Video and Disney+ fiercely compete for exclusive rights to new content, offering substantial upfront payments. This provides producers with immediate funds and bypasses traditional box office constraints. With global releases available at a click, producers no longer need to rely solely on regional demand. Now, they can reach more viewers, drive higher subscriptions, boost ad revenue and strengthen profitability.

•With streaming, producers also have the flexibility to experiment with different release schedules. The shrinking of theatrical windows, like Warner Bros.’ decision to release films simultaneously in theaters and on HBO Max in 2021, undermines the profitability of traditional release models. This strategy diminishes the staggered revenue stream from theater, digital and physical sales, squeezing overall financial returns from feature films. Others might stagger the availability of new content across various platforms. This strategy allows producers to maximize revenue by tapping into different markets at optimal times and keeping the buzz around their content alive for extended periods.

Marketing remains crucial as competition heightens

•Film studios engage in aggressive marketing to create the necessary buzz for the successful release of their projects. Marketing has become increasingly important as competition from streaming and online-exclusive content grows. The explosive growth of streaming services such as Netflix, Disney+ and Amazon Prime Video necessitates that studios focus on expensive, targeted digital marketing campaigns to reach vast, diverse audiences globally. This shift from traditional marketing avenues, like billboards and TV spots, to digital platforms significantly raises costs.

•Studios must maintain a strong presence across multiple social media platforms, requiring continuous content creation and engagement strategies. For instance, major film releases often involve viral social media campaigns, collaborations with influencers and engaging content across Instagram, X and TikTok, which inflate marketing budgets.

•Companies invest heavily in data analytics to compete effectively to create personalized marketing strategies that appeal to specific audience segments. This meticulous level of targeting, often involving intricate algorithms and sophisticated customer insights, substantially increases both complexity and costs.

•The competition for attention in the digital advertising market is fierce and costly. Platforms like YouTube and Facebook command high prices for prime ad placements. Disney’s digital marketing expenditure for series like “The Mandalorian” demonstrates this trend, where a portion of its $135 million digital marketing budget was allocated to premium ad spaces, ensuring maximum visibility during strategic timeframes like holiday releases.

Digital innovations reduce depreciation costs

•The transition from physical film cameras to digital formats has significantly cut costs. Modern digital cameras require less frequent replacement, reducing depreciation expenses. Traditional film cameras involve mechanical parts that often need repair and replacement. With digital cameras, the lack of moving components leads to a longer equipment lifespan and, thus, lower depreciation.

•Adopting cloud storage and digital editing platforms has further influenced cost structures. Traditionally, physical storage media like tapes and hard drives were subject to physical wear over time, leading to depreciation. The industry’s move toward cloud storage mitigates these costs, as data can be stored and accessed without physical degradation.

•Digital equipment advancements, including cameras and editing tools, enhance durability. Data from Carnegie Mellon University’s Entertainment Technology Center indicates a 20% drop in the frequency of equipment upgrades, contributing to reduced amortization and depreciation costs.

Rent costs hike as content production scales up

•The prevalence of streaming platforms like Netflix, Hulu, Amazon Prime Video and Disney+ has revolutionized content consumption, driving studios to rapidly scale production capabilities to meet unprecedented demand for original series and films. This trend necessitates massive investments in high-tech post-production facilities to deliver content that meets streaming audiences’ advanced visual and audio expectations.

•The entry of tech behemoths like Amazon and Apple into original content production intensified competition for limited studio space. Areas like Los Angeles and Atlanta became hotspots due to favorable tax incentives and existing infrastructure.

•State tax incentives in locations like Georgia and California make these areas attractive for film productions, providing significant financial savings that appeal to streaming services and traditional studios alike. Tax breaks have concentrated production activities in states offering substantial incentives, such as Georgia’s tax credit of up to 30%. This clustering effect has placed additional pressure on available studio space, driving up rental costs in these regions.

•In incentive-heavy locations, property owners capitalize on high demand by raising rent prices, knowing that production companies save considerably on taxes and can afford premium rates for optimal locations. Neighboring states without competitive tax incentives struggle to attract projects, indirectly leading to inflated rents where incentives are robust as production companies flock to these advantageous areas.

Digital production advances drive down costs

•The move towards digital cameras, such as the RED and ARRI Alexa, has drastically reduced the need for film stock and physical film processing, decreasing costs by thousands of dollars per shoot. A single feature-length film previously required expensive rolls of film, whereas digital storage eliminates these costs entirely.

•With companies like Netflix, Amazon and Hulu leading demand for content, the market pushes for rapid, cost-effective production methods. These platforms regularly fund productions that leverage digital efficiencies to maintain lower budgets.

•The presence of numerous competitors in the digital equipment market has driven prices down. Brands continually innovate to offer better features at lower prices, pushing the cost of acquiring essential film production tools downward. This competitive landscape has benefitted producers seeking to upgrade or expand their technology without significantly raising their budgets.

Utility costs encompass various aspects all crucial to movie production

•Productions depend on portable generators to power equipment and lights where grid electricity is unavailable, particularly on location. Moving large crews and equipment between locations involves significant transport costs. For instance, films shot in remote or international locations incur higher fuel expenses due to logistical complexities.

•Productions require robust internet services to facilitate digital communication, cloud storage and post-production. As more content requires intense digital collaboration, especially in projects like animated films or complex CGI work, there is a corresponding increase in the cost of high-capacity internet infrastructure and secure networks.

•The move towards high-definition, 4K and even 8K content, along with effects-heavy projects, has led to prolonged rendering times and greater reliance on energy-intensive data centers to manage large files, pushing up utilities expenses further. High-definition and CGI-heavy post-production processes demand extensive computer processing power, boosting requirements for climate-controlled server farms and further inflating utility expenditures.

Technological advancements necessitate investment in R&D and subcontractors

•As visual effects became central to more productions, more studios are turning to subcontractors for assistance. Specialized VFX firms like Industrial Light & Magic and Weta Digital have seen their contracts increase by approximately 20% annually over the past five years, significantly raising industry subcontractor expenses.

•Major studios have significantly boosted their research and development efforts to stay ahead in delivering compelling visuals and efficient production processes. Warner Bros., for instance, has focused on developing virtual production technologies, where digital environments are rendered in real-time for immediate feedback and cost savings.

NATIONAL ECONOMIC REVIEW

Gross Domestic Product

According to advance estimates released by the Department of Commerce’s Bureau of Economic Analysis (the “BEA”), Real Gross Domestic Product (“GDP”), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 2.3% during the fourth quarter of 2024. The increase in annualized GDP growth during the fourth quarter of 2024 follows an increase of 3.1% in the third quarter. Overall, GDP increased 2.8% in 2024.

The annualized GDP increase of 2.3% during the fourth quarter of 2024 is below economists’ consensus projections for growth of 2.5% (Wall Street Journal Survey). The following table summarizes the factors contributing to the change in GDP during the fourth quarter of 2024.

The 2.8% increase in GDP in 2024 compares to an increase of 2.9% in 2023 and an increase of 2.5% in 2022.

Exports decreased 0.8% in the fourth quarter, compared to increases of 1.0% in the second quarter and 9.6% in the third quarter. Durable goods expenditures increased 12.1% in the fourth quarter, compared to increases of 5.5% in the second quarter and 7.6% in the third quarter.

Economists expect GDP growth to slow in the next two quarters. A survey of economists conducted by The Wall Street Journal reflects an average GDP forecast of 2.2% annualized growth in the first quarter of 2025, followed by 2.0% annualized growth in the second quarter of 2025.

Retail Sales and Personal Consumption

According to the Census Bureau of the U.S. Department of Commerce, the advance estimates of U.S. retail and food service sales (adjusted for seasonal, holiday, and trading day differences) for December 2024 increased 0.4% from the prior month and were 3.9% above December 2023.  Core retail and food service sales (which exclude motor vehicles and parts) increased 0.4% relative to the previous month and 2.9% relative to December 2023.  In the fourth quarter of 2024, retail and food service sales increased 1.8% relative to the third quarter and were 3.7% above the reported level in the fourth quarter of 2023.

Personal consumption spending represents approximately 70% of total economic activity and is a primary component of overall economic growth. Real personal consumption spending increased 4.2% in the fourth quarter of 2024 following increases of 2.8% in the second quarter and 3.7% in the third quarter.  According to the BEA, durable goods purchases increased 12.1% in the fourth quarter of 2024 following increases of 5.5% in the second quarter and 7.6% in the third quarter.

Summary and Outlook

After increasing at an annualized rate of 3.1% in the third quarter of 2024, U.S. GDP increased at an annualized rate of 2.3% in the fourth quarter.  Overall, GDP increased at an annualized rate of 2.8% in 2024.  The unadjusted CPI increased 0.4% in December 2024.  The CPI increased 2.9% in the twelve months ended December 2024.  Core CPI increased 0.2% in December 2024 and 3.2% in the twelve months ended December 2024.

The Dow Jones Industrial Average, S&P 500, NASDAQ, and broad market Wilshire 5000 all posted quarterly gains in the fourth quarter of 2024.  The Dow rose 0.5% from its third quarter close, while the S&P increased 2.1%, the NASDAQ gained 6.2%, and the Wilshire 5000 rose 2.3%.  In 2024, the Dow advanced 12.9%, the S&P rose 23.3%, the NASDAQ gained 28.6%, and the Wilshire 5000 climbed 22.1%.

Prior to the disruption caused by the pandemic, the unemployment rate had remained stable for several months in the range of 3.5% to 4.0%, continually nearing all-time lows.  The unemployment rate was 4.1% in December 2024.  Labor force participation has improved but remains low relative to historic levels at 62.5%.

Following the 2.3% increase in GDP in the fourth quarter, economists expect GDP growth to slow in the next two quarters.  A survey of economists conducted by The Wall Street Journal reflects an average GDP forecast of 2.2% annualized growth in the first quarter of 2025, followed by 2.0% annualized growth in the second quarter.  Economists anticipate annualized growth in GDP of 2.0% in 2025 and 2026.

Source: The National Economic Review (“NER”)

V.APPENDIX A – STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This report has been made with the following general assumptions and limiting conditions:

•No investigation has been made of and, no responsibility is assumed for the legal description or for legal matters, including title or encumbrances. Title to assets is assumed to be good and marketable unless otherwise stated. Assets are further assumed to be free and clear of any or all liens, easements or encumbrances unless otherwise stated.

•Information furnished by others, upon which all or a portion of this report is based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

•Our work does not constitute an audit, nor have we attempted to confirm the information provided us for accuracy and completeness, except within the framework of the valuation process and we do not express an opinion or any form of assurance on them. Accordingly, our work was not conducted in accordance with generally accepted auditing standards. In addition, we have not conducted a forensic examination of the books and records of the Company.  Such an examination, if conducted, might lead us to a different opinion of value.

•Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

•No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the date hereof.

•Responsible ownership and competent management are assumed.

•This report is for “Financial Planning Purposes” and the value arrived at herein is for your exclusive use and for the sole and specific purpose noted herein.  This report and our conclusions may not be used for any other purpose or by any other party whatsoever.

•Possession of this report does not convey any right of reproduction or publication, nor may it be used by anyone other than our client and, in any event, only then in its entirety.

•Although our valuation is intended to estimate fair market value, we assume no responsibility for a seller or buyer’s inability to obtain a purchase contract at that price.

VI.APPENDIX B - STATEMENT OF CERTIFICATION

I (we) certify that, to the best of my (our) knowledge and belief:

•The statements of fact contained in this report are true and correct.

•The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased, professional analyses, opinions, and conclusions.

•I (we) have no present or prospective interest in the assets or property that is the subject of this report. Nor do I (we) have any past, present or future interest in the Company and, I (we) have no personal interest or bias with respect to the parties involved.

•My compensation and my firm’s compensation are not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

•Prior to the commencement of this engagement, neither the undersigned nor anyone associated with this firm had any personal knowledge or association with any owner or employee of the Company.

•This report has been made only for the purpose stated and shall not be used for any other purpose. The report, its conclusions and its contents may not be used, copied or transmitted in any form, in whole or in part, by any party without the prior written permission of Stanton Park Advisors.

•The conclusions and opinion of fair market value contained herein represents the opinion of the undersigned and are not to be construed in any way as a guarantee or warranty; either expressed or implied that the business being valued herein will actually sell for the fair market value contained herein.

VII.APPENDIX C – CURRICULUM VITAE OF VALUATOR

Jon Taylor

Managing Partner

Stanton Park Capital, LLC

jon@stantonparkllc.com

(781) 228-3523

Experience

Mr. Taylor has approximately 21 years of business valuation, merger & acquisition advisory, and capital raising experience.  He has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes.  Jon founded Stanton Park in 2012 to provide financial advisory services to small and medium sized businesses nationwide.  Prior to Stanton Park, he was a Vice President with Moss Adams Capital and Capstone Partners.

Education and Professional Credentials

Mr. Taylor has a BS in Economics with a concentration in finance and real estate from the Wharton School at the University of Pennsylvania and an MBA from the McDonough School of Business at Georgetown University.  He is a Certified Valuation Analyst (CVA) with the National Association of Certified Valuators and Analysts (NACVA).

Jon is the author of Maximize Your Multiple: The Business Owners’ Guide to the Institutional Money DealTM.

VIII.APPENDIX G - PRINCIPAL SOURCES OF INFORMATION

The principal sources of information used by us in valuing the IP include the following:

•Projected Financial statements

•The Company’s website

•Research with respect to the selection and analysis of the financial performance of other companies in the same or similar industry; and

•Information and data provided by the Company